PROCESSED
MAR 23 2005
THOMSON FINANCIAL

05037094

SECURITIESA.
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43895

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2005
DIVISION OF MARKET REGULATION

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greentree Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
704 McLaughlin Run Road; Suite 200; (P.O. Box 88)
(No. and Street)

Bridgeville (City) PA (State) 15017-0088 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin P. Biber (412) 221-9250
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Labriola Neighbors, LLP
(Name – *if individual, state last, first, middle name*)

Abele Business Park; 60 Abele Road; Suite 1103; Bridgeville PA 15017
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Kevin P. Biber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentree Investment Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Bobbie Jo Makrush, Notary Public
Bridgeville Boro, Allegheny County
My Commission Expires June 2, 2007
Member, Pennsylvania Association Of Notaries

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENTREE INVESTMENT
SERVICES, INC.

FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

FINANCIAL STATEMENTS

LABRIOLA NEIGHBORS LLP
CERTIFIED PUBLIC ACCOUNTANTS

# LABRIOLA NEIGHBORS LLP

CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH P. LABRIOLA, CPA, CFE
L. THEODORE NEIGHBORS, CPA, ABV

ABELE BUSINESS PARK
60 ABELE ROAD, SUITE 1103
BRIDGEVILLE, PENNSYLVANIA 15017

TELEPHONE (412) 257-9920
FACSIMILE (412) 257-9923


February 3, 2005

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Greentree Investment Services, Inc.:

We have audited the accompanying balance sheets of Greentree Investment Services, Inc. as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greentree Investment Services, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Labriola Neighbors LLP

# GREENTREE INVESTMENT SERVICES, INC.

## BALANCE SHEET

## DECEMBER 31

### ASSETS

| | 2004 | 2003 |
|---|---|---|
| Cash and cash equivalents | $ 2,881 | $ 3,357 |
| Short-term investments | 34,614 | 34,372 |
| Receivables | 3,680 | 2,965 |
| Total current assets | 41,175 | 40,694 |
| Computer equipment | 1,276 | 1,276 |
| Less: Accumulated depreciation | (1,276) | (1,276) |
| Total assets | $ 41,175 | $ 40,694 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

### LIABILITIES

| | 2004 | 2003 |
|---|---|---|
| Accounts payable | $ 5,096 | $ 3,434 |
| Total current liabilities | 5,096 | 3,434 |

### STOCKHOLDER'S EQUITY

| | 2004 | 2003 |
|---|---|---|
| Common stock - no par value - $1 stated value (1,000 shares authorized, 688 shares and 658 shares issued and outstanding) | 688 | 658 |
| Paid in capital | 68,112 | 65,142 |
| Retained earnings (loss) | (32,721) | (28,540) |
| Total stockholder's equity | 36,079 | 37,260 |
| Total liabilities and stockholder's equity | $ 41,175 | $ 40,694 |

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31

REVENUE

| | 2004 | 2003 |
|---|---|---|
| Commission income | $ 45,250 | $ 72,503 |
| Interest and investment income net (Note 2) | 249 | 2,205 |
| Total revenues | 45,499 | 74,708 |

EXPENSES

| | 2004 | 2003 |
|---|---|---|
| Salaries and benefits | 7,724 | 10,662 |
| Employment taxes | 705 | 1,198 |
| Communication | 3,575 | 3,812 |
| Commission | 12,652 | 27,026 |
| Registration | 3,352 | 1,449 |
| Quote expenses | | 1,184 |
| Office expense | 9,395 | 9,387 |
| Insurance | 1,247 | |
| Automobile expense | 5,258 | 6,592 |
| Advertising | 550 | 150 |
| Dues | 1,698 | 2,577 |
| Travel & entertainment | 561 | 3,395 |
| Professional services | 2,000 | 3,898 |
| Taxes other than income taxes | | 482 |
| Other | 963 | 573 |
| Total expenses | 49,680 | 72,385 |
| (Loss) income before income taxes | (4,181) | 2,323 |
| Income taxes (Note 3) | | |
| Net (loss) income | (4,181) | 2,323 |
| Retained earnings – beginning of year | (28,540) | (30,863) |
| Retained earnings – end of year | $ (32,721) | $ (28,540) |

# GREENTREE INVESTMENT SERVICES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2004

| | Common Stock | Paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at beginning of period | $658 | $ 65,142 | $(28,540) | $37,260 |
| Capital contributed | 30 | 2,970 | | 3,000 |
| Net income | | | (4,181) | (4,181) |
| Balance at end of period | $688 | $ 68,112 | $(32,721) | $36,079 |

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

| | 2004 | 2003 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net (loss) income | $ (4,181) | $ 2,323 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) in investments | (242) | (2,190) |
| (Increase) decrease in receivables | (715) | 821 |
| Increase (decrease) in accounts payable | 1,662 | (2,408) |
| Funds used by operating activities | (3,476) | (1,454) |
| Cash flows from financing activities: | | |
| Capital contribution | 3,000 | |
| Net cash provided by financing activities | 3,000 | |
| Net (decrease) in cash | (476) | (1,454) |
| Cash and cash equivalents - beginning of year | 3,357 | 4,811 |
| Cash and cash equivalents - end of year | $ 2,881 | $ 3,357 |

## GREENTREE INVESTMENT SERVICES, INC.

## NOTES TO THE FINANCIAL STATEMENTS

## FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

### NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Greentree Investment Services, Inc. is a corporation that operates to provide securities broker-dealer services under the regulation of National Association of Securities Dealers (NASD), Securities and Exchange Commission (SEC) and various states securities laws. Greentree Investment Services, Inc. commenced operations on May 21, 1991. The Company received approval of the regulatory authorities and began processing transactions effective January 2, 1992.

### RECOGNITION OF REVENUE AND EXPENSES

Commission income is recognized when transactions are completed. Expenses are recognized when the liability is incurred.

### USE OF ESTIMATES

The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgements.

### CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash held in checking and money market accounts. Management believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

### NOTE 2 - INVESTMENTS

| 2004 | Cost | Market |
|---|---|---|
| NASD Stock | $ 5,200 | $ 5,200 |
| NASD Warrants | 20,100 | 20,100 |
| Fidelity ADV Equity Growth Class T | 10,959 | 9,314 |
| | $ 36,259 | $34,614 |

Unrealized gain of $242 was recognized in the year ended December 31, 2004.

| 2003 | Cost | Market |
|---|---|---|
| NASD Stock | $ 5,200 | $ 5,200 |
| NASD Warrants | 20,100 | 20,100 |
| Fidelity ADV Equity Growth Class T | 10,959 | 9,072 |
| | $ 36,259 | $34,372 |

Unrealized gain of $2,190 was recognized in the year ended December 31, 2003.

## NOTE 3 - INCOME TAXES

At December 31, 2004, a net operating loss was experienced. Therefore, no federal or state income taxes are currently payable. At December 31, 2004, net operating loss carryforwards of $19,754 for federal income taxes and $13,275 for state income taxes are available to offset future years taxable income.

At December 31, 2003, net operating loss carryforwards were also available and no federal or state income taxes are currently payable. At December 31, 2003, net operating loss carryforwards of $15,600 for federal income taxes and $9,100 for state income taxes are available to offset future years taxable income.

Federal carryforwards can be utilized through 2016. The state carryforwards can be utilized through 2011.

## NOTE 4 - RELATED PARTY TRANSACTIONS

Greentree Investment Services, Inc. rents office space from its stockholder. The rental payments were $7,824 in 2004. Payments of $7,524 were made in 2003.

Greentree Investment Services, Inc. leases an automobile from its stockholder. The lease payments amounted to $4,800 in both years ended December 31, 2004 and 2003.

GREENTREE INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2004

| | Focus Report | Audit Adjustments* | Audited Financial Statements |
|---|---|---|---|
| Total Ownership Equity | $ 38,079 | $ (2,000) | $ 36,079 |
| Total Non-Allowable Assets | (25,300) | | (25,300) |
| Net Capital before Haircuts | 12,779 | (2,000) | 10,779 |
| Haircuts on Trading & Investment Securities | (1,414) | | (1,414) |
| Net capital | 11,365 | (2,000) | 9,365 |
| Minimum Dollar Requirement | (5,000) | | (5,000) |
| Excess Net Capital | $ 6,365 | $ (2,000) | $ 4,365 |
| Total Aggregate Indebtedness | $ 3,096 | $ 2,000 | $ 5,096 |
| Percentage of Aggregate Indebtedness to Net Capital | 27.24% | | 54.42% |

*Audit adjustments of $2,000 were recorded at December 31, 2004.

Greentree Investment Services, Inc. is exempt from Rule 15c-3-3 under exemption 15c-3-3(k)(2)(ii).

Rule 15c-3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

LABRIOLA NEIGHBORS LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH P. LABRIOLA, CPA, CFE
L. THEODORE NEIGHBORS, CPA, ABV

ABELE BUSINESS PARK
60 ABELE ROAD, SUITE 1103
BRIDGEVILLE, PENNSYLVANIA 15017

TELEPHONE (412) 257-9920
FACSIMILE (412) 257-9923

February 3, 2005

SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Shareholder of Greentree Investment Services, Inc.:

We have audited the financial statements of Greentree Investment Services, Inc. as of December 31, 2004 and for the year ended December 31, 2003 and have issued our report thereon dated February 3, 2005.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The management of Greentree Investment Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

In planning and performing our audit of the financial statements of Greentree Investment Services, Inc. for the year ended December 31, 2004, we obtained an understanding of the internal control structure. With respect to the internal control structure, we obtained an understanding of the design of relevant policies and procedures and whether they have been placed in operation, and we assessed control risk in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide an opinion on the internal control structure. Accordingly, we do not express such an opinion.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We noted no matters involving the internal control structure and its operations that we consider to be material weaknesses as defined above.

Labrola Naughton LLP